AS FILED WITH THE COMMISSION ON                     REGISTRATION NO.
________________________________________________________________________________

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-8

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                  BIOLABS INC.
                (Name of Registrant as specified in its charter)

                          PROVINCE OF BRITISH COLUMBIA
            (State or jurisdiction of incorporation or organization)

                           1A-3033 KING GEORGE HIGHWAY
                           SURREY, BC, CANADA V4P 1B8
                                 (604) 542-0820

        (Address and telephone number of principal executive offices, and address of principal place of business or intended principal place of business)

ALBERT KLYCHAK                                    WITH COPIES TO:
BIOLABS INC.                                      D. DAVID COHEN, ESQ.
1A-3033 KING GEORGE HIGHWAY                       JERICHO ATRIUM - SUITE 133
SURREY, BC, CANADA V4P 1B8                        500 NORTH BROADWAY
(604) 542-0820                                    JERICHO, NEW YORK 11753
                                                  (516) 933-1700
(Name, address and telephone number of agent for service)

  APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box / /.

                         CALCULATION OF REGISTRATION FEE

=================================================================================================================================
TITLE OF EACH CLASS OF     AMOUNT TO BE              PROPOSED MAXIMUM         PROPOSED MAXIMUM           AMOUNT OF
SECURITIES TO BE           REGISTERED                OFFERING PRICE PER       AGGREGATE OFFERING         REGISTRATION FEE
REGISTERED                                           SHARE (a)                PRICE
---------------------------------------------------------------------------------------------------------------------------------
Common stock, no           980,000 Shares            $8.10                    $7,938,000                 $2,221.00
par value
=================================================================================================================================

(a) Calculated in accordance with Rule 457(c). No resale of the Shares is permitted as to executive officers, directors or affiliates of the Registrant.

                              CROSS-REFERENCE SHEET
                    BETWEEN ITEMS IN FORM S-8 AND PROSPECTUS
                    PURSUANT TO ITEM 501(b) OF REGULATION S-K

  ITEM NO.     FORM S-8 CAPTION                                                    HEADING IN PROSPECTUS

A.  Information Required in the Section 10(a) Prospectus

  1.           Plan Information

               (a)  General Plan Information.......................................Plan Information
               (b)  Securities to be Offered.......................................The Stock Option Plan
               (c)  Employees who may Participate in Plan..........................The Stock Option Plan
               (d)  Purchase and Payment of Securities Pursuant to the Plan........The Stock Option Plan
               (e)  Resale Restrictions............................................Resale of the Shares; Selling Shareholders
               (f)  Tax Effects of Plan Participation..............................Tax Effects
               (g)  Investment of Funds............................................Not Applicable
               (h)  Withdrawal from Plan; Assignment of Interest...................Not Applicable
               (i)  Forfeitures and Penalties......................................Not Applicable
               (j)  Charges and Deductions of Liens therefor.......................Not Applicable

  2.           Registrant Information..............................................Summary; Business of E&C; Selected Historical
                                                                                     Financial Data; Recent Developments; Additional
                                                                                     Information

B.  Information Required in the Registration Statement

  3.           Incorporation of Documents
               By Reference........................................................Incorporation by Reference; Additional
                                                                                     Information

  4.           Description of Securities...........................................Summary

  5.           Interests of Named Experts and Counsel..............................Legal Opinions

  6.           Indemnification of Directors and Officers...........................Indemnification

  7.           Exemption from Registration Claimed.................................Not Applicable

  8.           Exhibits............................................................Exhibits

  9.           Undertakings........................................................Undertakings

                           INCORPORATION BY REFERENCE

BioLabs Inc. ("BioLabs" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission") relating to its business, financial position, results of operations and other matters. Such reports and other information can be inspected and copied at the Public Reference Section maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and its Regional Offices located at The Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center, 15th Floor, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

The Company has filed with the Commission a registration statement on Form S-8 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to BioLabs and the Common Stock offered hereby.

No person is authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by the Company or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any distribution of the securities made under this Prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date of this Prospectus. However, if any material change occurs during the period that this Prospectus is required to be delivered, this Prospectus will be amended or supplemented accordingly. All information regarding E&C in this Prospectus has been supplied by E&C.

All documents and reports filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act whether before or after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available without charge, to any person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request, in the case of documents relating to BioLabs Inc, 1A-3033 King George Highway, Surrey, B.C. Canada V4P 1B8 (telephone number (604) 542-0820,
Attn: Albert Klychak, Vice President.

                         Prospectus dated April __, 2000

                                  -------------

                                  BIOLABS, INC.

                                   PROSPECTUS

                                  -------------


This Prospectus relates to certain Common Shares of BioLabs, Inc. ("BioLabs" or the "Company") issuable by the Company pursuant to options held by certain key employees of the Company, and consultants to the Company pursuant to the Officers, Directors, and Amended and Restated Stock Option Plan (the "Plan"), and to the re-offer or resale of such Shares by persons who are not officers, directors, or affiliates of the Company, or who have provided financial consulting or other financial services to the Company in connection with capital raising activities for the Company, and to the sale, with prospective resale of, certain Warrant Shares.

Pursuant to the Plan, options have been issued to selected employees and consultants from time to time since September, 1998 and additional options may be issued in the future to such persons. The options are exercisable at various prices from U.S. $1.00 to U.S. $10.60 per Share. Substantially all of the options are currently exercisable. In addition, the offering relates to Fifty Thousand (50,000) Shares which may be exercised pursuant to a Warrant terminating on March 31, 2004 and held by one individual.

                             --------------------

On April 20, 2000 the reported closing bid price of a share of the Company's Common Stock on the on the Bulletin Board market was U.S. $8.00 per share. Investors are urged to obtain current price information for BioLabs Common Stock in connection with any consideration of the transactions contemplated thereby.

                             --------------------

THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             --------------------

                  The date of this Prospectus is ________, 2000

                                     SUMMARY

GENERAL.

This Prospectus relates to the offer, and prospective re-offer of certain securities of BioLabs, Inc., a New York corporation ("BioLabs" or the "Company").

THE COMPANY.

BioLabs has its principal place of business in Surrey, British Columbia, Canada. It is a development stage Company formed to manufacture and market certain cancer therapy tests being developed by a separate entity in which the Company currently also holds an Eleven Percent (11%) equity interest. A more detailed description of the business and affairs of the Company appears at Item 1 hereinafter.

THE OFFERING. This Prospectus relates to the issuance of up to Nine Hundred Eighty Thousand (980,000) Shares of the Common Stock of the Company, no par value (the "Common Shares"). Nine Hundred Thirty Thousand (930,000) of such Shares are reserved pursuant to the Company's Stock Option Plan described hereinafter. Fifty Thousand (50,000) Shares are reserved pursuant to a warrant issued March 31, 2000 to Mr. John J. Horan, who has been invited to serve as a consultant to, and prospective director of, the Company.

The Shares are voting securities of the Company. The Company has no other class of securities outstanding. The Shares do not currently carry a dividend, and management does not contemplate paying a dividend on Common Shares at any time in the foreseeable future. See also "Description of Securities" at p. 26, ET SEQ.

                                PLAN INFORMATION

THE STOCK OPTION PLAN.

The Stock Option Plan was initially adopted on July 31, 1998 (the "Plan"). The Plan is intended to provide additional incentive to certain key employees of and consultants to the Company by encouraging such employees to acquire shares of the Company. A maximum of the Company's Common Stock were reserved for issuance pursuant to the Plan. As of a current date, options relating to 850,000 shares are currently outstanding, and are exercisable at various price ranging from U.S. $1.00 per Share to U.S. $10.00 per Share. All of the Options are currently vested and exercisable.

All key employees of the Company are eligible for options pursuant to the Plan. All Options have a fixed term, established by the Compensation Committee of the Company (the "Committee") or the Board of Directors. Certain of the options currently outstanding expire on November 20, 2000; others expire on various dates in 2003.

Options may be granted by the Board of Directors in its discretion from time to time. Options are neither assignable nor transferable and are exercisable by the optionee only during his lifetime. However, if an optionee dies or becomes permanently disabled while employed by the Company and holding an option which is exercisable on the date of death or permanent disability, the optionee's legal heirs or personal representatives may exercise such option within one (1) year after the date of death or termination of employment due to permanent disability.

All Options, when granted, are exercisable at the fair market value for such shares at the date of grant. The shares are purchased and paid for in full only when the Options are exercised. "Fair market value" as defined by the Plan means the average of the highest and lowest quoted prices during the five (5) days prior to the date of grant of any Option.

RESALE OF THE SHARES.

The Plan currently provides that all shares issued pursuant to the exercise of options under the Plan shall bear a restrictive legend and shall not be re-transferred except in the absence of an effective Registration Statement under the Securities Act of 1933, as amended (the "Act") or an exemption from registration. The registration provided for herein is intended to satisfy said requirement, permitting resale by persons who are not officers, directors or affiliates of the Company.

TAX EFFECTS.

Under the provisions of the United States Internal Revenue Code, Optionees do not realize income upon the grant of any Option priced at or above fair market value, or upon the exercise of any such Options.

An optionee who sells the Option Shares will realize income to the extent that the selling price exceeds the Option Exercise Price. Shares sales made within one year of exercise of an Option will result in ordinary income to the Optionee, and sales made after the shares are held more than one year will result in capital gains.

In Canada, in general, when a Canadian based employee exercises an option to acquire shares, the employee will be deemed to realize income equal to the fair market value of the shares at the time of exercise less the option exercise price and any amount paid to acquire the option. This income will be taxed in the same (more favorable) basis as a capital gain, as long as certain conditions are met. Essentially those conditions are that a) the shares are normal common shares for which there is no reasonable expectation they will be redeemed or canceled within two years and no dividend entitlement is limited or guaranteed; b) the taxpayer was dealing at arms length with the corporation (e.g. is not part of a control group); and c) the option exercise price is not less than the fair market value of the shares at the time the option was granted. [New Ruling - requires additional discussion.]

After the option is exercised, a subsequent sale of the shares by the employee will be treated for tax purposes in the same manner as any sale of shares. For most employees, this will be a taxable capital gain, although for any employees who are traders in a sufficient volume of shares the gain or loss would be on account of income.

All employees are cautioned to retain their own qualified tax advisors with respect to any tax consequences impacting upon such persons individually.

SELLING SHAREHOLDERS.

An aggregate of up to Four Hundred Forty Thousand (440,000) Shares of Common Stock may be offered for resale by Optionees (collectively, the "Selling Shareholders") from time to time. The Shares offered for sale constitute approximately 5.2% of all shares of the Company's outstanding Common Stock, without giving effect to the possible exercise of outstanding options not covered by, or otherwise referred to in this Prospectus.

The following table sets forth certain information with respect to persons for whom the Company is registering Shares FOR RESALE to the public. The table reflects the numbers of Shares acquirable by the

Selling Shareholders under their respective Options. None of the Selling Shareholders otherwise owns any Common Stock, except as noted. The Company will not receive any proceeds from the resale of the Shares. Except as noted, all Selling Shareholders are employees, or Advisory Board members but not executive officers, directors or affiliates of the Company.

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                                                   SHARES ACQUIRABLE
                                                         UNDER                  MAXIMUM TO BE
SELLING                                            OPTIONS/WARRANTS             RESOLD TO THE
SHAREHOLDER               SHARES OWNED          AMOUNT         PERCENT (1)         PUBLIC
---------------------------------------------------------------------------------------------
Natalie Barwieck                                10,000               *               10,000
---------------------------------------------------------------------------------------------
Paul Ervin                                      20,000               *               20,000
---------------------------------------------------------------------------------------------
Alex Livak                                      20,000               *               20,000
---------------------------------------------------------------------------------------------
Edward Gold                                     20,000               *               20,000
---------------------------------------------------------------------------------------------
Lorna Vandemaeghe                               20,000               *               20,000
---------------------------------------------------------------------------------------------
Andrew Kunish                                   20,000               *               20,000
---------------------------------------------------------------------------------------------
De Jong &                                      140,000            1.7%              140,000
Associates (Consultant)
---------------------------------------------------------------------------------------------
Aspen Management (Consultant)                  120,000            1.4%              120,000
---------------------------------------------------------------------------------------------
Canadian                                        45,000               *               45,000
Independent
Productions (Consultant)
---------------------------------------------------------------------------------------------
Richard Lane,                                   25,000               *               25,000
Esq. (Attorney/Consultant)
---------------------------------------------------------------------------------------------
Total                                          440,000            5.2%              440,000
---------------------------------------------------------------------------------------------

     (1)  Percent of total Common Stock outstanding less than one (1%) percent.


                [The rest of this page intentionally left blank.]

                               BUSINESS OF BIOLABS

DESCRIPTION OF BUSINESS.

BioLabs, Inc. is a New York corporation, having its principal place of business in Surrey, British Columbia, Canada. It is a development stage company formed to manufacture and market certain cancer therapy tests developed by others. The Company was previously known as Flexx Realm, Inc. Flexx Realm had no continuing business immediately prior to its name change to BioLabs, Inc.

In November of 1998, the Company entered into a joint venture agreement with an unrelated entity, Biotherapies Incorporated ("Biotherapies") to develop and commercialize a Mammastatin Serum Assay Test (the "MSA Test"). The joint venture operates as a Michigan Limited Liability corporation. The name of the joint venture entity is Biomedical Diagnostics, LLC, and is herein referred to as the "Joint Venture" or "JV". The Company also owns an approximate eleven percent (11%) minority interest in Biotherapies, a privately owned Company.

                                    * * * * *

The Company has no revenue from operations, is in a start-up phase with its existing assets and has no significant assets, tangible or intangible, other than the opportunities for the Joint Venture referred to herein.

The Company continues to have significant obligations with respect to the Joint Venture and Biotherapies. In order to complete its obligations, the Company will require additional financing, before the Company can generate revenues from operations. None of the Company's current officers are employed directly by the Company. Although such officers are engaged substantially full-time for the Company, in accordance with Canadian practice, they are employed by the Company through a personal services holding company. The Company has three full-time persons engaged through the holding Company, and one other administrative employee, employed directly. (See Item 6: "Executive Compensation").

There is no assurance that the Company will ever earn revenue, operate profitably or provide a return on investment to its security holders. The Company's activities to date have consisted primarily of efforts to raise funds; establish a joint venture relationship with Biotherapies for the manufacture and sale of the MSA Test; and acquire an equity interest in Biotherapies.

As currently structured, the Company proposes to derive substantially all its revenue from its 50% partnership in the Joint Venture. A critical part of the Company's business plan requires the Company to fund 50% of the cost to develop, manufacture, market and distribute the MSA Test. There can be no assurance that the Company will be able to successfully raise the capital required, when required, to meet its proportionate costs in the future. See "Risk Factors."

                                    * * * * *

At present, the MSA Test is based on two immune globulins referred to as IgM antibodies. The Joint Venture is actively seeking to develop two smaller immune globins referred to as IgG antibodies to replace the IgM antibodies. If such efforts are successful, the IgG antibodies will significantly improve the ability of the MSA Test to detect Mammastatin levels. The antibodies are being developed for use in clinical trials. The results of these trials will be submitted in an application to the United States Food and Drug Administration ("FDA") for approval of the MSA Test as a medical device. It is anticipated that this application will be submitted by the second quarter of 2000 with FDA action with respect to the application expected during the fourth quarter of 2000. Based on such timetable, the MSA Test is not expected to be launched in North America until the first quarter of 2001. The Company believes it has adequate current cash resources, if appropriately allocated, to continue operations as is for approximately eighteen (18) months. The potential insufficiency of funds is a significant risk factor.

Final product development, manufacturing, marketing, sales and distribution of the MSA Test is expected to require a significant amount of additional capital. Under the terms of the Joint Venture Agreement, each member of the Joint Venture is obligated to fund its 50% portion of additional capital requirements. In addition, the Company is required to undertake certain responsibilities and incur certain expenses for Biotherapies. The Company will require additional capital to meet such obligations. The Company intends to finance its portion of these expenses through the proceeds of the sales of securities by future private placements of securities or registered public offering transactions. In the event that the Company is unable to raise its 50% portion of Joint Venture expenses, the Company's interest in the Joint Venture may be reduced to 30%.

The Company has thus far paid U.S. $1,500,000 directly to Biotherapies in connection with the ongoing development of products using the Mammastatin technology. All amounts set forth herein are in U.S. Dollars.

Full clinical trials for Mammastatin at the MD Anderson Cancer Center in Houston, TX have commenced. In addition, the JV is making necessary arrangements to provide a large data base required for the MSA Test. However, revenues are not expected to be realized until clinical trials are completed, and FDA approval is granted, issues, and marketing or licensing of the MSA test on a commercial basis is feasible. The Company is obligated to pay $2,500,000 to Biotherapies for exclusive on-going product development when the Biotherapies-Background Joint Venture completes clinical trials and obtains necessary regulatory approvals for the manufacturing and marketing of some form of the MSA test in the United States. $500,000 of such amount was paid on August 9, 1999; $1,000,000 is due within 60 days of completion of diagnostic clinical trials; and the final $1,000,000 of which is due 30 days after the Joint Venture has achieved $100,000 or more in gross revenue. Although the Company is exploring licensing opportunities which would, if consummated, enable it to pay such sums to Biotherapies when due without future capital raise-ups, there can be no assurance thereof. The potential insufficiency of funds is a significant risk factor.

Within fourteen (14) days after the Joint Venture obtains the regulatory approvals, the Company is required to issue Biotherapies 5% of the Company's total outstanding shares of all classes on a fully diluted basis. This amount, when incurred will constitute an additional investment cost in the Company's participation in the Joint Venture. The Company also intends to seek other commercial relationships relating to cancer therapy treatments and other biotechnology projects. There is no assurance that any such relationships will be established or, if established, that any such transactions or relationships will be profitable or effective for the Company. See BUSINESS - "Risk Factors".

Based on the current status, Management believes that it has adequate current cash resources, if appropriately allocated, to continue current operations as is, for approximately 18 months. The Company's viability after 18 months is dependent on the achievement of commercialization goals and milestones by the Joint Venture, and, even then, continued viability will be dependent at least for the same undetermined period, on the Company's ability to attract additional investment capital from qualified individuals and institutions.

BIOTHERAPIES-BACKGROUND.

The Company owns a limited stock interest in Biotherapies. This discussion of Biotherapies is provided solely to educate the reader concerning the background of the Company's technical partner in the Joint Venture. The reader is cautioned not to confuse the activities or capacities of Biotherapies with those of the Company. The Company does not possess the technical expertise of Biotherapies.

Biotherapies was founded in 1994 by Dr. Paul Ervin Jr. Dr. Ervin has been a director of the Company in the past. He currently serves as a member of the Scientific Advisory Board for the Company.

Dr. Ervin had discovered the Mammastatin protein in 1987 at the

University of Michigan Cancer Center (now known as the Karamasoff Cancer Center in Detroit, Michigan). Dr. Ervin observed that under certain laboratory conditions that Mammastatin decreased the growth rate of breast cancer cells.

During his Ph.D. training from 1987 to 1994, Dr. Ervin continued his research which resulted in the issuance of a patent to the University of Michigan in 1990, entitled Mammastatin Biochemical Characteristics. Dr. Ervin ultimately discovered that Mammastatin is a naturally occurring human protein that has been identified in laboratory media conditions by the growth of normal mammary epithelial cells in culture. Further, that Mammastatin can be identified in female blood serum and Mammastatin levels vary in the serum of healthy women during menstrual cycles. Additionally, preliminary research indicated that Mammastatin is a growth inhibitory protein that may be a normal regulator of breast cell growth which does not affect the growth of other cells. Mammastatin is not active and levels are low in over 90% of breast cancer samples analyzed; while it is active in all of the normal breast cells analyzed.

A gene for Mammastatin has since been isolated and identified. In 1997, Biotherapies was given permission to administer natural Mammastatin to Stage IV breast cancer patients on a compassionate basis. The Company has been advised that the protein was approximately 70% effective in either stopping or eradicating the cancer. There is no assurance that those results will be replicated in future necessary tests.

Biotherapies developed a quantitative assay for measuring Mammastatin in blood serum, known as the MSA test. The assay in all its forms is believed by management to be a viable system for measuring the quantity of Mammastatin protein in a liquid, and thereby provide a reliable indicator of the potential presence or likely absence of breast cancer cells.

The Joint Venture has been formed to commercialize the MSA test, subject to the FDA approval process. The Joint Venture envisions development of a "Kit" which would allow antibody based detection of the Mammastatin protein. Components of the Kit may include, in additional to antibodies and protein, substrates to develop color from the serum assay, membrane to immobilize serum proteins, an apparatus to perform the blot, a scanner to read the blot, and a software program and computer to interpret the blot. Neither the MSA Test nor its component parts or the exact procedure to be followed has been finalized.

Through the Company's 50% ownership interest in the Joint Venture, the Company is partially funding the development of the MSA Test for breast cancer. Biotherapies provided certain intellectual property to the Joint Venture and also granted to the Joint Venture, the exclusive world wide rights to manufacture, market and distribute the MSA Test.

Upon any successful completion of clinical trials, an application to the FDA for approval of the MSA Test as a medical device, will be submitted. The Joint Venture will also submit an application to Health Protection Branch and HPB ("HPB") Canada, for approval to sell the MSA Test in Canada. FDA action with respect to the application of the MSA Test is expected by the end of the fourth quarter of 2000. If such approval is obtained, the MSA Test is scheduled to be launched in the United States and Canada, during the first quarter of 2001.

The manufacturing and sale of pharmaceuticals is a highly competitive industry dominated by a handful of large firms. As such, it is expected that the Joint Venture will not manufacture the MSA test kit in-house, but instead will sub-license these rights to a major pharmaceutical company.

The expected cost to bring the MSA Test to market has yet to be determined, and will be determined, in part, by the terms and conditions of potential sub-licensing agreements. The cost to introduce the MSA Test into the larger clinical diagnostic market is not pre-determinable and may far exceed the Company's current resources.

Acceptance of the MSA test by clinicians, pathologists, oncologists, physicians and their patients will depend on BioMedical Diagnostic's ability to (i) increase the level of awareness of Mammastatin ("MSA") Blood Test among women, as well as laboratories and physicians who are expected to order the MSA test; (ii) educate both the general public and medical community regarding the benefits of early diagnosis of breast cancer with the MSA test;
(iii) provide data demonstrating clinical correlations to disease diagnosis and outcomes detected by MSA tests; (iv) obtain third-party payor approval of and reimbursement for the MSA tests.

MAMMASTATIN REPLACEMENT THERAPY.

Biotherapies also holds the exclusive rights to certain inventions pertaining to the use of Mammastatin as a therapeutic for breast cancer. The Company has no direct interest in Mammastatin as a therapeutic remedy, and will only participate in the commercialization thereof through its approximately eleven percent (11%) minority ownership interest in Biotherapies.

Mammastatin Replacement Therapy is not expected to be launched as a commercial product until mid-2002 or later.

The sale of pharmaceuticals is a highly competitive industry dominated by a handful of large firms. As such, it is expected that Biotherapies will sub-license the distribution, marketing and sales rights to its

Mammastatin Replacement Therapy to a major pharmaceutical company. At present, Biotherapies is conducting a preliminary search of major pharmaceutical companies for potential sub-license agreements for the distribution, marketing and sale of the Mammastatin Replacement Therapy.


INVOLVEMENT WITH UNIVERSITY OF MICHIGAN.

In cooperation with the University of Michigan, Biotherapies has the following patents and licenses on the Mammastatin technology:

- Exclusive license from the University of Michigan on all of the University's existing Mammastatin technology patent applications, subject to reimbursement of past patent costs ($15,000 per year) and royalties:
   15% on any sub-license revenues, and 4% on any direct sales revenues.

- Submittal of U.S. and international patent applications in October 1997, on behalf of the University of Michigan for:

   1.  The DNA sequence that codes for Mammastatin.

   2.  The synthetic reproduction of the Mammastatin protein.

- Submittal of U.S. and international patent applications in 1998 by Biotherapies on behalf of the University of Michigan for:

   1.  The Mammastatin blood testing methodology.

   2.  Use of healthy human mammary tissues for Mammastatin production.

TABLE MAMMASTATIN PATENT APPLICATIONS AND LICENSE HOLDERS.

------------------------------------------------------------------------
   Patent             Patent Holder      Licensee          Exclusive
Application                                                   User
------------------------------------------------------------------------
1. Mammastatin        University of      Biotherapies      To be
biochemical           Michigan                             Determined
characteristics                                            ("TBD")
(issued 1990)
------------------------------------------------------------------------


                                       11

------------------------------------------------------------------------
2. Mammastatin        University of      Biotherapies      Joint Venture
blood test (MSA)      Michigan
(submitted 1996;
pending)
------------------------------------------------------------------------
3. Mammastatin        University of      Biotherapies      TBD
DNA sequence and      Michigan
synthetic
reproduction
(submitted 1997;
pending)
------------------------------------------------------------------------
4. Mammastatin        University of      Biotherapies      TBD
method to treat       Michigan
breast cancer
(submitted 1996;
pending)
------------------------------------------------------------------------
5. Mammastatin        University of      Biotherapies      TBD
analog in other       Michigan
epithelial
tissues
(submitted 1999;
pending)
------------------------------------------------------------------------
6. Mammastatin        University of      Biotherapies      TBD
analog in             Michigan
prostate
(submitted 1999;
pending)
------------------------------------------------------------------------

INTELLECTUAL PROPERTY.

The Mammastatin technology, including the MSA test is, in the opinion of management, protected pursuant to Dr. Ervin's work to the University of Michigan and two patent applications filed in 1997 and 1998. All patent applications have been assigned to the University of Michigan according to the terms of the licensing agreement for the Mammastatin technology between Biotherapies and the University of Michigan. Biotherapies manages the patent process. Both Biotherapies and the Joint Venture intend to patent any and all novel extensions of the existing technology.

There can be no assurance that the patent applications will ultimately be granted or that the patents, if granted, will fully protect Biotherapies, the Company, or the Joint Venture from other competition. Both Biotherapies and the Joint Venture will have to incur considerable costs in the future to obtain patent protection in other countries, if any protection can be obtained at all. Patent protection is limited in duration. The Mammastatin blood test ("MSA") patent pending licenced to the Joint Venture will, if granted, last no more than 17 years.

BIOTHERAPIES - CONTRIBUTIONS TO THE JOINT VENTURE/GOVERNANCE.

Under the terms of the Operating Agreement, Biotherapies' contribution to the Joint Venture is an exclusive, non-assignable, non-sub-licensable, royalty free world-wide sub-license to use all of Biotherapies' rights under the License Agreement with the University of Michigan, for the development, manufacturing, marketing and sale of the MSA test. The Joint Venture owns all improvements, including modifications and enhancements as well as any new product or material which performs substantially the same function as the MSA test, but does so through a different method or process.

So long as the Joint Venture remains in effect, the Company will be notified of any opportunities for the development or commercialization of any other diagnostic or screening test developed by Biotherapies.

The Joint Venture is managed by four committee members, two of whom were appointed by the Company and two appointed by Biotherapies. Each member has one vote. The committee has the power and authority to make all of the ordinary and usual decisions concerning the business of the Joint Venture, including the hiring of key officers. Tie votes are resolved by the President of Biotherapies, currently, Mr. Tom Trimmer.

The Joint Venture Management Committee must refer the sale or hypothecation of all or substantially all of the assets of the Joint Venture, capital expenditures or major commitments in excess of $250,000, non-arms-length transaction or issuance of any additional Joint Venture interests directly to the Joint Venture partners. As currently constituted, any such transaction requires the Company's consent.

The Joint Venture Agreement has no fixed term for expiry and both the Company and Biotherapies can engage in competing technologies or business to the MSA test. Either member of the Joint Venture may sell or encumber all or part of its interest in the Joint Venture to another party by first granting the non-selling member a 30 day right of first refusal.


ADDITIONAL CAPITAL REQUIREMENTS OF THE JOINT VENTURE.

In the event that additional capital is required by the Joint Venture, each member of the Joint Venture is obligated to fund its 50% portion of the total requirements. The Company will require additional capital to fund its portion of such expenses. The Company is not aware as whether Biotherapies has the financial capacity to pay its portion of the Joint Venture expenses. Should either member of the Joint Venture fail to fund the shortfall within 60 days of the due date, the other member has the option to fund the shortfall and correspondingly dilute the non-funding member's ownership interest in the Joint Venture. The Company currently has no way of raising its portion of the Joint Venture capital otherwise than through the sale of securities by future private placements or registered public offering transactions.


THE FDA APPROVAL PROCESS.

The FDA approval process is being managed by Biotherapies, which has retained a team of expert regulatory and legal advisors. In 1997, the FDA accepted the Mammastatin proof of concept studies and approved the therapeutic product under the "Fast Track" program, under which new products of life threatening diseases can be approved in less than two years. The proof of concept study involved a sample of 1000 blood samples and correlated low Mammastatin levels with the incidence of breast cancer.

In 1998, Biotherapies received approval from the FDA to commence Phase I and II clinical trials at the University of Texas, MD Anderson Cancer Center in Houston, Texas. If Phase I and II are successful, Biotherapies will still have to complete one or more Phase III trials prior to obtaining FDA approval to commercially launch the product. Phase III trials will involve the use of recombinant or synthetic Mammastatin because of the limited production capability of natural Mammastatin. Phase III testing will primarily focus on long term safety and efficacy and may take several years.

In the United States, commercialization and sale of either therapeutic products or diagnostic/screening tests are subject to review and authorization procedures by the FDA. Generally, any proposed drug or medical device must pass each phase of a multi-phase process, designed to prove safety, efficacy and effectiveness over a sufficient sample. Regulatory authorities have a broad discretion when granting or denying approvals. There is no assurance that the MSA Test will be sanctioned for use. The FDA could impose additional product testing on the therapeutic, and in the case of the MSA test, may require additional testing.

The MSA screening test will likely be subject to a less stringent trial process because it is not an in-vitro therapeutic, but rather a blood test. The Company anticipates that the duration of the test period will be approximately 6-9 months. The Joint Venture is currently in the process of reviewing the requirements governing the test under a 510K application or a PMA application with FDA. Under a 510K, the FDA would, if accepted, sanction the use of the test and approve limitations on the wording and terms of use of the product. A PMA application, if required, may necessitate more stringent testing in a controlled clinical environment.

The sample range test will consist of 500 healthy women and 500 breast cancer patients to determine normal Mammastatin ranges. Histories will be available for each patient. Measurement of Mammastatin levels will be made, and a determination as to whether the levels correspond with the patient history. The correlation test will consist of 1000 blood samples absent of patient history. The purpose of the correlation test is to seek to identify from blood samples only those patients who have tumors or breast cancer. The sample range and correlation tests are designed to prove the efficacy of the MSA screening test as a measurement and diagnostic tool.

The international jurisdictions in which the Joint Venture intends to market the MSA test have similar legislation and regulations governing the sale of the therapeutic products and cancer screening tests. Any failure to comply with these provisions could result in immediate cessation of sales and distribution activities.

Laws and regulations of the United States and other jurisdictions are subject to change. There can be no assurance that any such change would not adversely affect the Joint Venture, and the Joint Venture's proposed business. The failure of the Company to comply with such laws and regulations could have an adverse impact on the operations of the Company.


INDUSTRY OVERVIEW.

Despite a multiplicity of new drugs and advanced technologies, cancer remains one of the major causes of death in developed countries. For 1998, the American Cancer Society estimated new breast cancer incidence alone at 180,300 with 43,900 related deaths in the USA. Breast cancer is a leading cause of cancer mortality among women in the USA and the developed world. While the rate of incidence increase is greatest in women under age 50, most cases occur after age 50.

Breast cancer, like other cancers, is a disease of abnormal cell growth. Typically, the cells which line the milk producing ducts in the breast are the cells that become cancerous. These cells undergo a controlled cycle of growth and death during each menstrual cycle. The growth of these cells is thought to be stimulated by the action of steroid hormones such as estrogen and progesterone. Abnormal growth causes a dense accumulation of cells in a small area, which is the early formation of a tumor and quite possibly breast cancer. This abnormal growth or mutation, that ultimately leads to breast cancer, can be passed in a hereditary manner (believed to be approximately 10% of all cases) or may be caused by mutating environmental agents. Environmental agents that are thought to cause mutation include radiation, synthetic chemicals, pesticides and diets which generate a large amount of activated chemicals. Cancer incidence rates also increase dramatically with age. The aging population is associated with increasing health care expenditure for cancer diagnosis and management in the USA and worldwide.

In most cancer cases, the disease is first diagnosed via patient complaint, or discomfort, or the detection of lumps in abnormal tumor development.

In the past, cancer was primarily diagnosed via tissue biopsy, sample culture or x-ray, or mammography. Recent advances permit cancer detection through the identification of specific markers or screens in the body fluids of patients. Tumor markers or screening tests are defined as either substances or antibodies that can be measured quantitatively to detect the presence of a cancer. Such tests can also establish the extent of tumor growth before treatment, to predict prognosis, and to monitor therapeutic response.

The tumor marker and screening test industry has grown significantly over the past several years due to increased awareness of the benefits of early detection, and the FDA's reclassification of tumor marker tests as Class II devices, in September, 1996. The reclassification allows manufacturers to submit pre-market notification 510(K) to the FDA. The US market for immunoassay tumor marker and screening tests is believed to have been in excess of $200 million in 1998 for existing products, and is expected to continue to grow significantly. Current penetration rates in other developed countries are lower but are also expected to grow at similar, if not better, rates with increased awareness.

The Company believes that the MSA screening test will be functionally similar to the existing PSA test for prostrate cancer, in that it is an immunoassay test, utilizing blood serum, that screens for levels of a key growth inhibiting protein.


COMPETITION.

Competition to the Biotherapies proposed therapeutic product consists of more conventional treatments such as surgery, chemotherapy and radiation. In addition, several other non-invasive therapeutics also exist, which are manufactured and marketed by large multinational pharmaceutical companies. The industry is dominated by four large competitors with Abbot Laboratories having the major share (approximately 53%). The large companies are able to offer a wide variety of tests for different cancers, and offer instrumentation giveaways and other commercial incentives in exchange for test sales which the Company, as presently structured, would be unable to provide. Such industry leaders also have substantially greater resources, including capital and manpower, than the Company.

Additional competition through better or improved products may arise while Biotherapies completes its clinical trials. While the Company believes that Biotherapies' Mammastatin therapeutic has the potential to prove to be superior to other treatments currently in existence, there is no assurance thereof, or that the product will not face severe competition from existing products and procedures or other products and procedures developed in the future, which could significantly impact the Company's performance. The reclassification of tests by the FDA has resulted in a significant expansion in the number of new products submitted to the FDA for clearance.

Competition in the tumor marker and screening test immunoassay market is dependent primarily upon efficacy including, sensitivity of the test to a particular cancer type (i.e. the number of false readings).

Currently, management is not aware of any direct competition to the proposed MSA immunoassay screening test, but there can be no assurance that such competition will not develop in the near future.


HISTORY AND ORGANIZATION.

The Company is a New York corporation which was incorporated on September 19, 1994, under the name Flexx Realm Inc. The name was changed to Company, Inc. on August 14, 1998. The Company began focusing on the biotechnology industry in 1998. In November, 1998, the Company entered into the Joint Venture with Biotherapies.


EMPLOYEES.

The Company is in the start-up phase of its operations, none of the Company's principal officers are employed directly by the Company. As of August, 1999, the Company had four full time employees, one employed in administration, and the three officers employed indirectly through the arrangement with Tynehead Capital.


RISK FACTORS.

LACK OF PRIOR OPERATIONS AND EXPERIENCE. The Company has no revenue from operations, is in a start-up phase with its existing assets and has no significant assets, tangible or intangible, other than the opportunities for the Joint Venture disclosed herein. There can be no assurance that the Company will generate revenues in the future. There is no assurance that the Company will be able to operate profitably in the future, if at all.

NEED FOR ADDITIONAL FINANCING. The Company continues to have significant obligations with respect to the Joint Venture and Biotherapies. In order to complete its obligations, the Company will require additional financing by the year 2000. Further, the Joint Venture may require additional operating capital by the year 2000, for which the Company and Biotherapies are required to contribute equally. The Company believes it has sufficient funds to carry its own expenses for approximately eighteen months or until the Joint Venture has reached the point of commercialization of the MSA test. There can be no assurance that the Company will obtain additional financing for and the Joint Venture's current and future operations or capital needs on favorable terms, if at all. If the Company defaults with respect to capital calls for the Joint Venture, its interest therein may be substantially diluted.

UNCERTAIN MARKET/GOVERNMENT REGULATIONS. Biotherapies' therapeutic product requires FDA approval in the USA and will likely undergo a series of long term clinical trials. The product will have to likely go through similar testing in foreign jurisdictions. The MSA test is also subject to successful completion of limited trials in the USA and requires standardization with respect to methods of use and packaging, subject to FDA approval. There can be no assurance that the tests and trials will ultimately be successful or that the product can be commercialized in its current form, or approved for use, in either the USA or any other foreign jurisdiction.

DEPENDENCE ON ONE PRODUCT. The size of the Company makes it unlikely that the Company will be able to commit its funds to the acquisition of any other business opportunities, until and unless it has first succeeded in some way with the MSA test, to which there is no assurance.

RELIANCE IN BIOTHERAPIES. As currently structured, the Company's potential for future success is completely dependent upon the Joint Venture, Biotherapies and Dr. Paul Ervin. No officer or director has any long term employment agreement. There can be no assurance that Dr. Ervin or the Company's other directors will remain associated with the Company.

COMPETITION. Even if the MSA test can be successfully developed, and approved by the FDA, and marketed, the Company is likely to face intense competition from very large, well established firms in the medical and biotechnology industries. These entities typically have significantly more resources and well established track records. Many of these competitors are in a better position to attract clientele. The Company, Biotherapies and the Joint Venture will likely have to form alliances or further joint ventures in order to successfully penetrate the marketplace. There can be no assurance that a competitor will not develop similar or superior products nor that the Company will be successful in competing in the marketplace.

OTHER INTERESTS OF MANAGEMENT. The officers and directors, including Dr. Ervin, have other interests to which they may devote time and each may continue to do so, notwithstanding the fact that additional management time may be necessary to conduct the business of the Company.

HISTORY OF LOSSES. The Company has incurred net losses of $1,007,958 and $191,118 for the fiscal years ended December 31, 1998 and 1997 respectively. There can be no assurance that the Company will operate profitably in the near future or at all.

NEGATIVE NET WORTH. The Company had a negative net worth of $415,622 and $393,896 as at December 31, 1998 and 1997 respectively. There is no assurance that the Company will be able to attract the capital it needs for its current business opportunities given that negative Net Worth.

NEGATIVE CASH FLOW. The Company has no current income or likely source of current income in the immediate future. Management and consulting fees, including legal and accounting fees, are currently costing the Company between Seventy Thousand ($70,000) Dollars and One Hundred Thousand ($100,000) Dollars monthly. The Company will be required to place additional securities in new financings to make up for such negative cash flow. Such transactions may have a negative or depressing effect on the trading policies for the Company's publicly-traded securities.

NO LIKELIHOOD OF DIVIDENDS. The Company has never paid any cash or other dividend on either its Common or Preferred Stock. At present, the Company does not anticipate paying dividends in the foreseeable future and intends to devote any earnings to the development of the Company's businesses. Investors who anticipate the need for income from their investment should refrain from purchasing the Company's Stock.

LACK OF LISTING. The Company's securities are traded on the NASD Bulletin Board. Continuation of such trading will be dependent, in part, on the Company's ability to timely file required reports under the Securities Exchange Act of 1934 in the future. The Bulletin Board is not a national securities exchange. The Bulletin Board does not provide holders of the Company's securities with the liquidity which would or could be available, if the Company's common stock were listed on a national securities exchange, or the NASDAQ electronic market.


INDEMNIFICATION AND EXCLUSION OF LIABILITY OF DIRECTORS AND OFFICERS.

So far as permitted by law, the Company's Certificate of Incorporation and By-Laws provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. As a result of such provisions, stockholders may be unable to recover damages against the directors and officers of the Company for actions taken by them which constitute negligence or a violation of their fiduciary duties, which may reduce the likelihood of stockholders instituting derivative litigation against directors and officers and may discourage or deter stockholders from suing directors, officers, employees and agents of the Company for breaches of their duty of care, even though such action, if successful, might otherwise benefit the Company and its stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information known to the Company, as of March 20, 2000, regarding the beneficial ownership of the Company's voting securities by (i) each of the Company's directors and executive officers, and
(ii) all directors and executive officers of the Company as a group.

Except as indicated below, management is not aware of any individual or entity that owns 5% or more of the voting stock of the Company, unless otherwise indicated, each of the stockholders listed in the table below has sole voting and dispositive power with respect to shares beneficially owned by such stockholder.

     NAME OF               COMMON       PERCENT     PERCENT OF VOTING
BENEFICIAL OWNER(1)        SHARES      OF CLASS        OWNERSHIP(2)
-------------------------------------------------------------------
E. Greg McCartney         350,000         4.2%             3.4%

Lawrence J. Pasemko       350,000         4.2%             3.4%

Albert Klychak            210,000         2.5%             2.0%

Dr. Ian B. Woods          300,000         3.6%             2.9%

All Directors and
Officers as a Group     1,210,000(3)     14.5%            11.7%

Lutz Family Trust         100,000(4)      1.2%            10.9%

----------

(1) The address for each of Messrs. McCartney, Pasemko, Klychak, and Woods is c/o Company, Inc., Suite #1A, 3033 King George Highway, Surrey, BC, Canada, V4P 1B8.

(2) The percentage shown in this column reflects voting ownership after taking into account the existing Class A Preferred Stock. None of the officers or directors owns any of the Class A Preferred Stock.

(3) Excludes 410,000 vested options to purchase Common Shares held by such officers and directors.

(4) The Trust also owns 1,024,612 shares of the Company's Convertible Preferred Stock, Class A.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The directors and executive officers of the Company are as follows:

NAME                     AGE                   POSITION
----                     ---                   --------
E. Greg McCartney        48       President, Chief Executive Officer and
                                  Chairman of the Board of Directors

Lawrence J. Pasemko      62       Chief Financial Officer, Secretary and
                                  Director

Albert Klychak           41       Vice President, Corporate Relations and
                                  Director

Dr. Ian B. Woods         55       Vice President, Operations and Director

Carol Patterson Neves    66       Director

E. GREG MCCARTNEY. Mr. McCartney has been the Company's President and Chief Executive Officer since 1995. In addition, he serves as Chairman of the Board for White Diamond Spirits Inc., an American distilled spirits importing company. From 1992 to 1995, Mr. McCartney was Vice President of Corporate Development at Advanced Gaming Technology Corp., a public company distributing and manufacturing electronic gaming equipment. Prior to 1992, Mr. McCartney was a founding partner in a number of private enterprises involved in the electronics industry, real estate and the automotive distribution business.

LAWRENCE J. PASEMKO. Mr. Pasemko has been the Company's Chief Financial Officer and Secretary Treasurer since 1995. From 1992 to 1995, Mr. Pasemko was the CFO for Advanced Gaming Technology Corp., a public company which manufactured and distributed electronic gaming equipment. Prior to his employment with Advanced Gaming, Mr. Pasemko was president of Supercart Pacific Wholesale (Canada) Inc., a private distribution business with operations throughout the Pacific Northwest and was President and General Manager of two Chrysler automobile dealerships located in British Columbia.

DR. IAN B. WOODS. Dr. Woods has been the Company's Vice President, Operations since February 1998. Dr. Woods is the senior founding partner of the Burke Mountain Medical Centre in Port Coquitlam, British Columbia, where he has conducted a general medical practice since 1977. He received his Ph.D. in Physics and his M.D. from the University of British Columbia. He completed his internship at the Royal Columbian Hospital. He has served on numerous medical advisory committees, is a director of ETC Industries Ltd.

ALBERT KLYCHAK. Mr. Klychak has been the Company's Vice President, Corporate Relations since 1995 and is primarily responsible for investor relations. From 1993 to 1996, Mr. Klychak was the President and Director of Quinchak Enterprises Limited, a private company providing financing and investor relations services and management services for a private equity fund. From 1986 to 1993, he managed a private equity portfolio as an independent consultant. Mr. Klychak is also a Director of Lexus Capital, Inc.

CAROL PATTERSON NEVES. Ms. Neves was employed with Merrill Lynch, Pierce, Fenner & Smith for approximately 40 years prior to her retirement in 1996. From 1986 to 1996, Ms. Neves was the First Vice President/Senior Research
Analyst: Diversified Companies. Ms. Neves received her B.A. in Economics from Trinity College, her graduate certificate from Harvard Business School and her MBA from New York University. Ms. Neves was first elected to the Board on March 1, 1999, by the Board of Directors.

Each director holds office until the Company's annual meeting of stockholders and until his successor is duly elected and qualified. Officers are elected by the Board of Directors and hold office at the discretion of the Board of Directors. There are no family relationships between any of the directors or executive officers of the Company. All of the directors, other than were re-elected at a meeting of the stockholders held on September 28, 1999.


EXECUTIVE COMPENSATION.

The Company is in the start-up phase of its business and operations and currently generates no revenues. None of the Company's principal officers are employed directly by the Company. However, Messrs. McCartney, Pasemko and Klychak, through their respective holding companies, are parties to an employment agreement dated September 1, 1998, between Tynehead Capital Corp. and the Company.

During the year ended December 31, 1998, fees aggregating $173,200 was paid or was payable to Tynehead Capital Corp. in connection with management and administrative services provided by such executive officers and their respective holding corporations. The amount was divided equally among the three officers excepting automobile expenses, which were based on actual expenses incurred. Dr. Woods was not paid for his services in 1998. During the year ended December 31, 1999 Dr. Woods was paid $14,230.

The monthly management fee is subject to an annual review by the Board of Directors of the Company. The Company may also pay to Tynehead Capital Corp. an annual incentive management fee, to be determined by the Board of Directors, taking into account the financial performance of the Company and other such factors deemed relevant.

The agreement provides that Messrs. McCartney, Pasemko and Klychak will non-compete with the Company for a period of one year subsequent to termination. The enforcement of such non-compete clauses may be subject to challenge as against public policy.

DIRECTOR COMPENSATION. Directors not otherwise employed by the Company did not receive cash compensation for serving on the Board of Directors during the fiscal year ended December 31, 1999, except that Dr. Woods received $14,230. In addition, Dr. Woods and other directors did received stock options. See below.

OPTION AND AWARD PLAN. On July 31, 1998, the stockholders approved the 1998 Stock Option Plan adopted by the Board of Directors of the Company. The plan provides for the grant of incentive stock options for up to 650,000 shares of Common Stock to those employees, officers, directors or consultants eligible under the Plan to receive stock options, and was amended on September 28, 1999 to increase the number of Shares reserved to Nine Hundred Thirty Thousand (930,000).

The Plan is administered by the Board of Directors or a committee thereof, which determines, among other things, those individuals who receive options, the time period during which the options may be partially or fully exercised, the terms of any restrictions, the number of shares of Common Stock issuable upon the exercise of each option, the exercise price and the expiration date, which date will not exceed ten years from the date of grant of the Option.

The exercise price per share of Common Stock subject to an incentive option may not be less than the fair market value per share of Common Stock on the date the option is granted, as determined by a formula contained in a standard stock option agreement. The maximum grant to any individual cannot exceed 5% of the total issued and outstanding Common Stock of the Company as of the date of the grant of the option.

No stock option may be transferred by a plan participant other than by will, or the laws of descent and distribution, and during the lifetime of the plan participant, the option can be only exercised by the plan participant. In the event of termination by death, retirement or the date a consultant ceases to be a consultant by termination of the contract in accordance with its terms, or ceases to be a director, the plan participant shall be entitled to exercise the option within ninety days of the termination date. Options expire immediately in all other instances. The plan administrator may amend the rules with respect to termination in special circumstances.

Options issued under the Plan must be exercised within ten years from the date the option is granted. All options granted under the Plan provide for expiring dates ranging from one year to five years, and for the payment of the exercise price in cash or bank draft provided the plan participant delivers notice of intent to exercise speaking the number of options to be exercised.

In the event of a merger, amalgamation or other corporate arrangement, including but not limited to takeover, the Board of Directors may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under this plan will be treated, including the acceleration of time for the exercise of such rights.

Any unexercised options that expire or that terminate upon a participant ceasing to be employed by the Company become available again for issuance under the Plan.

As of March 20, 2000, the following options to purchase Common Stock have been granted to officers and directors of the Company:

    NAME                    OPTIONS HELD         EXERCISE PRICE
    ----                    ------------         --------------
E. Greg McCartney              90,000                 $1.00
Lawrence J. Pasemko            90,000                 $1.00
Albert Klychak                 90,000                 $1.00
Dr. Ian B. Woods               90,000                 $1.00
Carol Neves                    50,000                 $1.00

[See also Selling Shareholder list at page 5 hereof for list of grantees who are not officers and directors.]

               [The rest of this page intentionally left blank.]

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On May 4, 1997, shares of Common Stock of the Company were issued to officers and directors noted below as a settlement of outstanding debts and accounts payable of $17,400.

                               SHARES OF COMMON STOCK
                               ----------------------
     E. Greg McCartney                150,000
     Lawrence J. Pasemko              135,000
     Albert Klychak                   150,000
     Dr. Ian B. Woods                 200,000

In addition to the foregoing:

On January 2, 1998, 200,000 shares of Common Stock of the Company were issued to Aspenwood Holdings Ltd., a company controlled by E. Greg McCartney, as settlement of outstanding debts and accounts payable of $23,160.

On January 2, 1998, 215,000 shares of Common Stock of the Company were issued to Supercart Pacific Wholesale (Canada) Inc., a company controlled by Lawrence J. Pasemko, as settlement of outstanding debts and accounts payable of $22,497.

On January 2, 1998, 100,000 shares of Common Stock of the Company were issued to Dr. Ian B. Woods, an officer and director of the Company, as settlement of outstanding debts and accounts payable of $8,635.

On January 2, 1998, 60,000 shares of Common Stock of the Company were issued to Albert Klychak, an officer and director of the Company, as settlement of outstanding debts and accounts payable of $6,948.

All of such stock issuances were related party transactions. No independent opinion as to the fairness of the issuances was obtained.

In addition all of the above persons rendered services in connection with the formation of the Company for which they received no cash compensation or other payment.


DESCRIPTION OF SECURITIES.

The Company is authorized to issue One Hundred Million (100,000,000) shares of its Common Stock, $.0001 par value, of which 8,397,747 shares are outstanding as of February 24, 2000 The Company is also authorized to issue One Hundred Million (100,000,000) shares of its Preferred Stock, $.0001 par value, of which 1,902,400 shares are outstanding as of January 31, 2000.

Each outstanding share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the holders thereof at meetings of the stockholders. The holders of the Company's Common Stock have equal ratable rights to dividends from funds legally available, therefore, when, and if declared by the Board of Directors of the Company, and are entitled to a pro rata share, subject to preferences given to Preferred Stock holders, of all the assets of the Company available for distribution to holders of the Common Stock, upon liquidation, dissolution or winding up of the affairs of the Company. The holders of Common Stock do not have preemptive, subscription or conversion rights, redemption or any redemption or sinking fund provisions. All shares of Common Stock outstanding are fully paid and non-assessable.

Each holder of the Series A Convertible Preferred Stock, par value $0.0001, (the "Class A Stock") is entitled to receive, out of any funds legally available, noncumulative dividends at a rate of six percent (6%) per annum prior and in preference to any payment of any dividend on the Common Stock in each calendar year, and to participate pro rata with the Common Stock in any additional dividends. Dividends are paid when, as and if declared by the board. The dividend rights and preferences of the Class A Stock are senior to those of the Common Stock. The Company has never paid any dividends, and there is no likelihood that it will do so in the foreseeable future.

All of the Class A Stock is restricted as to retransfer. There is no liquid market for the securities. None is expected to develop. In certain events relating to liquidation, dissolution, consolidation or winding up of the Company holders of the Class A Stock are entitled to receive an amount equal to the original purchase price per share for the Class A Stock plus an amount equal to all declared but unpaid dividends thereon (the "Preference Amount"). After the full liquidation preference on all outstanding shares of the Class A Stock has been paid, any remaining funds and assets of the Company legally available for distribution to shareholders are distributed pro rata among the holders of the Class A Stock and the Common Stock on an "as-if-converted" basis. If the Company has insufficient assets to permit payment of the Preference Amount in full to all the Class A Stock shareholders, then the holders of the Class A Stock will receive lesser payments in proportion to the Preference Amount each such holder would otherwise be entitled to receive, without any distribution to the holders of the Common Stock.

The Company has rights to redeem all of the outstanding Class A Stock at any time. The redemption price is 110% of the initial purchase price of the Class A Stock plus all declared but unpaid dividends. Redemption is highly unlikely under current circumstances.

The holders of the Class A Stock have the right to convert its Class A Stock into shares of Common Stock at any time commencing one year after purchase. The Conversion Rate is one share of Class A Stock for one share of Common Stock. All rights incident to a share of Class A Stock will terminate automatically upon any conversion of such share into Common Stock. The Conversion Rate of the Class A Stock into Common Stock is subject to adjustment from time-to-time.

                [The rest of this page intentionally left blank.]

                                  COMPANY, INC.
                                   FORM 10 S-B
                             REGISTRATION STATEMENT

                                     PART II

Item 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY.

PRICE RANGE OF COMMON STOCK.

The Common Stock of the Company commenced trading on the OTC Bulletin Board on February 16, 1999, under the symbol "BILB". The following table sets forth, for the fiscal periods indicated, the high and low trading prices of a share of Common Stock as reported by the OTC Bulletin Board for periods subsequent to February 16, 1999. Such quotations reflect inter-dealer prices, without dealer mark-up, markdown or commission and may not necessarily represent actual transactions.

                               HIGH            LOW
                               ----            ---
Fiscal Year 1999 to Date
1st Quarter                   $ 7.00          $3.50
2nd Quarter                   $ 4.625         $2.00
3rd Quarter                   $ 3.75          $2.875
4th Quarter                   $ 5.75          $3.25

Fiscal Year 2000
1st Quarter to date           $18.125         $5.10

As of March 28, 2000 there are approximately 1,425 holders of record of shares of such Common Stock. There is no market for the Registrant's Class A Convertible Preferred Stock. As of March 28, 2000 there are approximately 20 holders of record of shares of the Class A Convertible Preferred Stock. None of Class A Convertible Preferred Stockholders have converted.

The Company has not paid dividends on the Common Stock or the Class A Preferred Stock since inception and does not intend to pay and dividends to its stock holders in the foreseeable future. The declaration of dividends in the future will be at the election of the Board of Directors and will depend upon the earnings, capital requirements, financial position of the Company, general economic conditions, and other factors the Board of Directors deems relevant.

Item 2.  LEGAL PROCEEDINGS.

None.    Not Applicable.

Item 3.  CHANGES IN AND DISAGREEMENTS WITH EXTERNAL AUDITORS.

None.    Not Applicable.

Item 4.  RECENT SALES OF UNREGISTERED SECURITIES.

In the past three years, the Company has made the following sales of unregistered securities, all of which sales were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act"), pursuant to Section 3(b) hereof or as otherwise indicated herein.

In August, 1998, the Company sold 960,000 shares of Common Stock at $1.00 per share (an aggregate of $960,000) to 181 non-accredited investors. The Company believes that each issuance and sale of such securities was exempt from registration pursuant to Section 3 (b) of the Act and/or Rule 504 promulgated thereunder. The Company filed a Form D relating to such transaction on August 1, 1998.

From November of 1998 to August of 1999, the Company sold 1,285,838 shares of Convertible Preferred Stock to 19 persons. The Company believes that such offerings are exempt from registration pursuant to Regulation D and Sections 3(b) or 4(2) of the Act as well as relevant exemptions in accordance with the Canadian Securities Laws and provincial authorities, including Section 74(2)(4) of the Securities Act (British Columbia) and 107(1)(d) of the Securities Act (Alberta).

All proceeds of the Company's private placement offerings, minus sales commissions not exceeding (10%) percent of the amount thereof, have been applied by the Company solely to capital contributions to the Joint Venture, other required capital commitments to Biotherapies and payment of general operating expenses. Except to the extent disclosed herein Item 6, "Executive Compensation", none of the proceeds were paid, directly or indirectly, to directors, officers, general partners of the Company, 10% shareholders or any of their affiliates (other than payments made to Biotherapies, which is an affiliate of Dr. Paul Ervin, a director of the Company).

Item 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

New York Law enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by the Board of Directors, to eliminate or limit personal liability of members of its Board of Directors for violations of a director's fiduciary duty of care. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of a law, or where an improper personal benefit is obtained. New York law permits a corporation to indemnify directors and officers with respect to any matter in which a director or officer acted in good faith and in a manner reasonably believed to be not opposed to the best interests of the corporation, and, with respect to any criminal action, had reasonable cause to believe the conduct was lawful.

The Company's Certificate of Incorporation includes the following language:

     The personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity is hereby eliminated except that such personal liability shall not be eliminated if a judgement or other final adjudication adverse to such director established that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the Business Corporation Law.

The Company's By-Laws include the following language:

     Each director and officer of the corporation shall be indemnified by the corporation to the fullest extent permitted by law against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matter as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

                              FINANCIAL STATEMENTS

The Financial Statements and Notes thereto can be found beginning on page FS-1 "Index to Financial Statements" following the signature page hereof.



                [The rest of this page intentionally left blank.]

               SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF
                                  BIOLABS, INC.

The following selected financial information of BioLabs, Inc. for each of the years ended December 31, 1999, 1998 and 1997 and total from inception (September 19, 1994) to December 31, 1999 has been derived from BioLabs, Inc.'s audited financial statements contained in its Annual Reports on Form 10-KSB for the year ended December 31, 1999 and is qualified in its entirety by such documents. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements.

                                                                    Total from Inception
                     1999            1998             1997          to December 31, 1999
                     -----------     -----------      ---------     --------------------
Revenues             $               $                $             $

Expenses             $ 1,074,574     $ 1,080,811      $ 191,118     $ 2,678,098

Loss Before
Other Items:          (1,074,574)     (1,080,811)      (191,118)     (2,678,098)

Net Loss:             (1,259,862)     (1,077,958)      (191,181)     (2,860,533)

Loss Per
Common Share:        $      0.15     $      0.17      $    0.09     N/A

Total Assets:        $ 5,474,529     $ 1,022,779      $   4,218     N/A

Stockholders
Equity:              $ 5,062,927     $  (415,622)     $(393,896)    N/A

                                 LEGAL OPINIONS

The validity of the securities offered hereby will be passed upon for the Company by D. David Cohen, Esq., 500 No. Broadway, Suite 133, Jericho, NY 11753 who has acted as special counsel to the Company in connection with this Offering.


                                     EXPERTS

The financial statements and schedules of the Company, incorporated by reference in the Registration Statement of which this Prospectus is a part have been audited by Lemieux Deck Millard Bond, chartered accountants, for the periods indicated in their report thereon. Such financial statements and schedules have been incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

For additional information concerning the Company, financial statements, its operations, properties, facilities, employees, competitors, management, executive compensation, legal proceedings, market for the Company's Common Stock, security ownership of directors executive officers and certain beneficial holders, this prospectus will be accompanied by the Company's Form 10-KSB for the fiscal year ended December 31, 1999, and latest Form 10-Q and the Company's proxy statement in connection with the election of directors at its most recent Annual Meeting of Shareholders.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article 21.1 of the Company's Articles of Association provides, with respect to the indemnification of directors and officers, that the Company shall indemnify, subject to the [Company Act], any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether or not brought by the Company or by a corporation or other legal entity or enterprise and whether civil, criminal or administrative, by reason of the fact that such person is or was a director, manager, or officer of the Company, against all costs, charges and expenses, including legal fees and any amount paid to settle the action or proceeding or satisfy a judgment, if such person acted honestly and in good faith with a view to the best interests of the Company, if such person exercised the care, diligence and skill of a reasonably prudent person, and, with respect to any criminal or administrative action or proceeding, such person had reasonable grounds for believing that his or her conduct was lawful. The provisions of Article 21.1 are deemed to be a term of every contract of employment or office of every director, manager, and officer of the Company.

Article 21.2 of the Company's Articles of Association provides that, subject to the Company Act, the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether or not brought by the Company or by a corporation or other legal entity or enterprise and whether civil, criminal or administrative, by reason of the fact that he is or was an employee or agent of the Company or is or was serving in any other capacity on behalf of the Company at its request including, but without limiting the generality of the foregoing, serving at the request of the Company as a director, manager, officer, employee or agent of another corporation, a partnership, joint venture, trust or other enterprise, against all costs, charges and expenses, including legal fees and any amount paid to settle the action or proceeding or satisfy a judgment, if he acted honestly and in good faith with a view to the best interests of the Company or other corporation or other legal entity or enterprise as aforesaid, and, with respect to any criminal or administrative action or proceeding, if he had reasonable grounds for believing that his conduct was lawful. The provisions of Article 21.2 shall not be part of any contract or agreement between any aforesaid person and the Company unless expressly made so by the terms of the contract or agreement with the Company.

Article 21.4 provides that the Company may indemnify any person, other than a director, in respect of any losses, damages, costs or expenses whatsoever incurred by him while acting as an officer, employee or agent for the Company, unless such losses, damages, costs or expenses shall arise out of failure to comply with instructions, willful act or default or fraud by such person, and in any of such events the Company shall only indemnify such person if the directors, in their absolute discretion, so decide. The provisions of this Article 21.4 shall not be part of any contract or agreement between any aforesaid person and the Company unless expressly made so by the terms of the contract or agreement with the Company.

Article 21.6 provides that the Company may give indemnities, on such terms and conditions as it deems appropriate, to any director, officer, employee, agent or other person who has undertaken or is about to undertake any liability on behalf of the Company or any corporation controlled by it. The provisions of Article 21.6 shall not be part of any contract or agreement between any aforesaid person and the Company unless expressly made so by the terms of the contract or agreement with the Company.

Article 21.7 provides that, subject to the Company Act and other applicable laws and statutes, no director, officer, employee or agent for the time being of the Company shall be liable for the acts, receipts, neglects or defaults of any other director, officer, employee or agent or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Board, or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Company shall be invested or for any loss or damages arising from the bankruptcy, insolvency, or tortious act of any person, firm or corporation with whom or with which any moneys, securities or effects shall be lodged or deposited or for any loss occasioned by any error of judgment or oversight on his part or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his own willful act or omission, default, negligence, breach of trust or breach of duty.

Item 21.  EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

     (a)  Exhibits

EXHIBIT
NUMBER                    DESCRIPTION OF EXHIBIT
-------                   ----------------------
3.1       Restated Certificate of Incorporation of Company, Inc. 2/9/99*

3.2       Class A Convertible Preferred Stock definition*

5.1       Opinion regarding legality of Shares*

10.1      Abstract of Limited Liability Company Operating Agreement of
          BioMedical Diagnostics, LLC (Joint Venture Agreement)

10.3      Management Services Agreement BioLabs, Inc. with Tynehead Capital
          Corp.*

10.4      Letter Agreement with Dynamed, Inc. dated September 2, 1999*

10.5      Form of Stock Option Agreement (1)

10.6      Amended and Restated Stock Option Plan (1)

10.7      Form of Warrant Agreement (Horan Warrant) dated March 31, 2000 (1)

21.1      Subsidiaries of Registrant: None.

*    Filed with Form 10-SB
(1)  Filed herewith

     (b)  Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or not applicable, and therefore have been omitted.

     (c)  Item 4(b) Information

Not applicable.


Item 22.  UNDERTAKINGS.

      (a)(1) The Company undertakes that prior to any public offering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form; and

         (2) The Company undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (b) The undersigned Company hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (c) The undersigned Company hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Registration Statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Province of British Columbia, Canada, on the 24th day of April, 2000.


                                  BIOLABS,INC.

                                  By: /s/ E. GREG MCCARTNEY
                                      ----------------------------
                                      E. GREG McCARTNEY, President


                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey M. Barnett and Daniel DeBou, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                                 SIGNATURE PAGE

In accordance with Section 12 of the Securities Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


BioLabs Inc.


BY /s/ E. GREG MCCARTNEY             PRESIDENT,CEO & CHAIRMAN
   ---------------------             ------------------------
   E. GREG McCARTNEY

DATE APRIL 24, 2000
           --

BY /s/ E. GREG MCCARTNEY             PRESIDENT,CEO & CHAIRMAN
   ---------------------             ------------------------
   E. GREG McCARTNEY

DATE APRIL 24, 2000
           --

BY /s/ LAWRENCE J. PASEMKO           CHIEF FINANCIAL OFFICER, SEC. & DIRECTOR
   -----------------------           ----------------------------------------
   LAWRENCE J. PASEMKO

DATE APRIL 24, 2000
           --

BY /s/ ALBERT KLYCHAK                VICE PRESIDENT, DIRECTOR
   ------------------                ------------------------
   ALBERT KLYCHAK

DATE APRIL 24, 2000
           --

BY /s/ DR. IAN B. WOODS              VICE PRESIDENT, DIRECTOR
   --------------------              ------------------------
   DR. IAN B. WOODS

DATE APRIL 24, 2000
           --

BY                                   DIRECTOR
   ---------------------             ------------------------
   CAROL PATTERSON NEVES

DATE ________________________________________________________